                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*

                                      IMPCO
                                  Technologies,
                                      Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    45255W106
                                 (CUSIP Number)

                             Meredith M. Brown, Esq.
                              Debevoise & Plimpton
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000

          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 January 9, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 45255W106                                                  Page 2 of 4


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON                       BERU Aktiengesellschaft
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON                                         Not applicable
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS                                         Not applicable
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           [ ]
          PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION                           Germany
--------------------------------------------------------------------------------
    NUMBER OF SHARES      7     SOLE VOTING POWER                        930,014
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          8     SHARED VOTING POWER                            0
          EACH            ------------------------------------------------------
       REPORTING          9     SOLE DISPOSITIVE POWER                   930,014
         PERSON           ------------------------------------------------------
          WITH            10    SHARED DISPOSITIVE POWER                       0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   930,014

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     [ ]
          SHARES
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                7.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON                                            CO
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CUSIP No. 45255W106                                                  Page 3 of 4


                               AMENDMENT NO. 12 TO
                       STATEMENT ON SCHEDULE 13D FILED BY
                             BERU AKTIENGESELLSCHAFT

         This Amendment No. 12 to the Schedule 13D, dated May 20, 1998, as amended by Amendment No. 1 thereto, dated July 16, 1998, Amendment No. 2, dated September 3, 1998, Amendment No. 3, dated October 5, 1998, Amendment No. 4, dated December 15, 1998, Amendment No. 5, dated December 23, 1998, Amendment No. 6, dated February 1, 1999, Amendment No. 7, dated June 24, 1999, Amendment No. 8, dated August 12, 1999, Amendment No. 9, dated September 7, 1999, Amendment No. 10, dated September 21, 1999, and Amendment No. 11, dated May 29, 2001 (as so amended, the "Schedule 13D"), previously filed by BERU Aktiengesellschaft ("BERU"), relates to BERU's beneficial ownership of the common stock, par value $0.001 per share (the "Common Stock"), of IMPCO Technologies, Inc., a Delaware corporation (the "Issuer").

                  Item 5 of the Schedule 13D is hereby amended to add the following information:

                  Item 5. Interest in Securities of the Issuer.

                           (a) As a result of recent sales, BERU is the
                  beneficial owner of 930,014 shares of Issuer's Common Stock, or approximately 7.4% of the 12,517,444 shares of Common Stock outstanding. BERU has determined the number of Common Stock outstanding by adding 2,000,000 shares of Common Stock sold by Issuer on January 11, 2002 (as reported on Form 8-K filed by the Issuer that date) to 10,517,444 shares of Common Stock reported in Issuer's quarterly report on Form 10-Q for the period ended October 31, 2001.

                           (b) BERU has sole power to vote and dispose of
                  930,014 shares of Issuer's Common Stock.

                           (c) The table below sets forth information with
                  respect to all sales of Common Stock by BERU during the last 60 days. All of such sales were executed through broker's transactions on NASDAQ.

                  TRANSACTION DATE        NUMBER OF SHARES       PRICE PER SHARE
                  ----------------        ----------------       ---------------
                  August 2, 2001                16,000               $29.00000
                  September 6, 2001              3,800               $14.50800
                  November 29, 2001              5,800               $15.80000
                  January 9, 2002              175,000               $14.85220

                           Except as expressly amended and supplemented hereby,
                  the text of the Schedule 13D remains in effect without any other modification.
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CUSIP No. 45255W106                                                  Page 4 of 4


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated:  January 25, 2002

                                        BERU AKTIENGESELLSCHAFT


                                        By:   /s/  Ulrich Ruetz
                                              ----------------------------------
                                              Name:    Ulrich Ruetz
                                              Title:   Chairman and
                                                       Chief Executive Officer